UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for November 12, 2013
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures: OFAC license No IA-2013-299863-1, Dated February 25, 2013
Attached is the OFAC Iran Program License referred to in our recently filed Form 20-F.

LICENSE No. IA-2013-299863-1
IRANIAN TRANSACTIONS AND SANCTIONS REGULATIONS
LICENSE
(Granted under the authority of one or more of 22 U.S.C. §§ 2349aa-9, 8501-51, 8701-8785, 50 U.S.C. §§ 1601-51, 1701-06, Executive Orders 12957, 12959,
13059, 13599, and 13628, and 31 C.F.R. Parts 501 and 560.)
To:
Sasol
Limited
c/o Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
Attn: Mr. Danforth Newcomb, Esq.
1. Based on the letter dated January 22, 2013, to the Office of Foreign Assets Control (the “Application”), and
additional information available to the Office of Foreign Assets Control, the transactions and activities delineated herein are hereby authorized. This License replaces License IA-18365 in all respects.

2. This License is granted upon the statements and representations made in the Application or otherwise filed with or made to the Treasury Department as a supplement to the Application, or is based on information otherwise available to the Treasury Department, and is subject to the condition, among others, that the Licensee will comply in all respects with all regulations, rulings, orders, and instructions issued by the Secretary of the Treasury under the authority of Section 505 of the International Security and Development Cooperation Act of 1985, Section 103 of the
Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 (22 U.S.C. § 8512), Section 1245 of the
National Defense Authorization Act for Fiscal Year 2012 (22 U.S.C. § 8513a), Section 218 of the Iran Threat
Reduction and Syria Human Rights Act of 2012 (22 U.S.C. § 8725), the National Emergencies Act (50 U.S.C.
§§ 1601-51), Section 203 of the International Emergency Economic Powers Act (50 U.S.C. § 1702), and the terms of this License.

3. The Licensees shall furnish and make available for inspection any relevant information, records, or reports requested by the Secretary of the Treasury or any other duly authorized officer or agency.

4. This License expires on March 31, 2014, and is not transferable. This License is subject to the authorities cited above, and any regulations and rulings issued pursuant thereto. It may be revoked or modified at any time at the discretion of the Secretary of the Treasury. If this License was issued as a result of willful misrepresentation on the part of the applicant, it may, at the discretion of the Secretary of the Treasury, be declared void from the date of its issuance or from any other date.

5. This License does not excuse compliance with any law or regulation (including reporting requirements)
administered by the Office of Foreign Assets Control or another agency applicable to the transactions herein licensed, nor does it release the Licensees or third parties from civil or criminal liability for violation of any law or regulation.
Issued on behalf of the Secretary of the Treasury:
OFFICE OF FOREIGN ASSETS CONTROL
Feb. 25, 2013
By___________________________
___________
Andrea Gacki
Date
Assistant
Director for Licensing
Attention is directed to, inter alia, 18 U.S.C. § 1001, 50 U.S.C. § 1705, and 31 C.F.R. § 560.701 for provisions relating to penalties.

LICENSE No. IA-2012-299863-1

SECTION I - AUTHORIZATION: Subject to the conditions and limitations stated herein, all U.S. person directors, officers, employees, consultants, legal counsel, accountants, auditors, experts, bankers, and advisors (including Shearman & Sterling and its personnel) retained or employed by Sasol Limited
(“Sasol”) and its subsidiaries and affiliates, and all U.S. financial institutions acting on behalf of Sasol pursuant to this authorization (collectively, the “Licensees”) are hereby authorized to engage in all transactions necessary to divest Sasol’s 50% interest in Arya Sasol Polymers Company, an Iranian company
(“Arya”), including the receipt of payments contemplated by the “Divestment Transaction” entered into with a potential buyer, as described in the Application.

SECTION II – CONDITIONS: (a) This License does not authorize the exportation or reexportation to
Iran of any goods, technology or software, including any goods, technology or software controlled by the
United States Department of Commerce under the Export Administration Regulations (15 C.F.R. Parts 730
et seq.), or by the United States Department of State under the International Traffic in Arms Regulations (22
C.F.R. Parts 120 et seq.), without separate authorization from the Office of Foreign Assets Control.

(b) Any payment or transfer of funds through the U.S. financial system pursuant to the authorization set forth in SECTION I hereof must be effected in a manner consistent with 31 C.F.R. § 560.516 and may not involve the debiting or crediting of an “Iranian account,” as such term is defined in 31 C.F.R. § 560.320.

(c) Except for transactions that may be prohibited by section 4 of Executive Order 13628, this License does not authorize any transactions otherwise prohibited by Executive Orders 13622 or 13628.

SECTION III - WARNINGS: (a) Except as authorized in SECTION I hereof, nothing in this License authorizes transactions prohibited by the Iranian Transactions and Sanctions Regulations (31 C.F.R. Part
560), by Executive Orders 12957, 12959, 13059, 13599, or 13628, or by any other laws or regulations administered by the Office of Foreign Assets Control

(b) This License does not authorize the imporation into the United States any Iranian-origin goods.

(c) The authorization set forth in this License applies only to laws and regulations administered by the
Office of Foreign Assets Control, and should not be interpreted to excuse the Licensees from compliance with other laws, regulations, orders or rulings to which they may be subject.

(d) This License does not authorize any transactions that are otherwise prohibited by the Weapons of Mass
Destruction Proliferators Sanctions Regulations (31 C.F.R. Part 544) (“WMDPSR”) or the Global Terrorism
Sanctions Regulations (31 C.F.R. Part 594) (“GTSR”). Please note that the WMDPSR and GTSR may prohibit transactions ordinarily incident to the activities authorized in SECTION I of this License. In particular, pursuant to the WMDPSR, U.S. persons are generally prohibited from engaging in any transactions directly or indirectly involving Ansar Bank, Bank of Industry and Mine, Bank Mellat, Bank
Melli, Bank Refah, Bank Sepah, Bank Tejarat, Europaisch-Iranische Handelsbank, Export Development
Bank of Iran, Future Bank B.S.C., Kargoshaee Bank, Mehr Bank, or Post Bank of Iran, and pursuant to the
GTSR, U.S. persons are prohibited from engaging in any transactions directly or indirectly involving Bank
Saderat.

(e) This License does not authorize any transactions that occurred prior to the date of its issuance.

(f) Any transfer of funds through the U.S. financial system pursuant to the authorizations set forth in
SECTION I hereof should reference the number of this License to avoid rejection of the transfer.

LICENSE No. IA-2012-299863-1

SECTION IV - RECORDKEEPING AND REPORTING REQUIREMENTS: (a) The Licensees are
subject to the recordkeeping and reporting requirements of, inter alia, 31 C.F.R. §§ 501.601 and 501.602, including the requirement to maintain records concerning the transactions undertaken pursuant to this
License for a period of five years. Such records shall clearly demonstrate the applicability of the authorization set forth in SECTION I hereof.

(b) The Licensees are required to submit, no later than Apri1 30, 2014, a detailed report of the transactions undertaken pursuant to this License to the Licensing Division, Office of Foreign Assets Control, U.S.
Department of the Treasury, 1500 Pennsylvania Avenue, N.W., Washington, D.C. 20220.

SECTION V - PRECEDENTIAL EFFECT: The authorization contained in this License is limited to the transactions specified in the Application.
***************************************************************************************

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 12, 2013
By:      V D Kahla
Name:  Vuyo Dominic Kahla
Title:    Company Secretary